STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

December 16, 2005

Via Edgar Transmission

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Interpool Inc Registration Statement on Form S-4 Filed August 2, 2005 File No. 333-127087

Dear Ms. Long:

           On behalf of Interpool, Inc. (the "Company"), we have transmitted electronically for filing under the Securities Act of 1933, as amended, Amendment No. 1 ("Amendment No. 1") to the above-referenced Registration Statement of the Company. In connection with such filing, set forth below are responses to the comments of the Staff communicated in your letter dated August 29, 2005 addressed to the Company. For your convenience, we have included the Staff's comments in italics herein immediately before the applicable response. Unless otherwise indicated, all references to page numbers are to page numbers in Amendment No. 1, as marked to show changes from the initial Registration Statement. Several courtesy copies of Amendment No. 1 are being delivered to the attention of Mr. Matt Franker of the Staff.

          We wish to point out to the Staff that Amendment No. 1 includes unaudited condensed consolidated financial statements of the Company for the nine-month period ended September 30, 2005.

General

1.	Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated. Please be sure to file this letter on Edgar.

Response: The Company confirms that, prior to effectiveness, it will furnish to the Commission, and file via Edgar, a supplemental letter on Company letterhead, wherein the Company will make the statements and representations for the exchange offer required by the Commission's relevant no action letters.

2.	Please include interim financial statements for the period ended June 30, 2005. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Response: As noted above, the Company has included unaudited condensed consolidated financial statements for the nine months ended September 30, 2005 on pages F-53 through F-61. The Company has similarly updated its financial information throughout the filing.

3.	Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: We confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed with the Commission pursuant to the applicable provisions of Rule 424. The expiration date will be determined after the Registration Statement becomes effective.

4.	As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: The Company confirms that the exchange offer will be open at least through midnight on the twentieth business day following commencement. The expiration time will be no earlier than 5:00 p.m. on the business day following such twentieth business day.

Ranking

5.	Please update your disclosures and quantify as of the most recent practicable date the amount of debt that is senior, equal, and junior to these notes. Also quantify the extent to which you may incur additional indebtedness.

Response: The Company has updated its disclosures on pages 12 and 127 of the prospectus to quantify as of September 30, 2005 the amount of debt that is senior, equal, and junior to the Exchange Notes. Also, the Company has added disclosure regarding the extent to which it may incur additional indebtedness under the Indenture.

Risk Factors

6.	Under distinct risk factor subheadings, please discuss the risks that:

•	Investors may not be able to determine when a change of control giving rise to their right to have the >exchange notes repurchased by the company has occurred following a sale of "substantially all" of the company's assets; and

•	The company can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes.

We note your disclosures under the subheading "Change of Control." Response: The Company has included these risks under distinct risk factor subheadings, beginning on page 13 of Amendment No. 1.

A substantial portion of our future cash flows will be needed to service . . . .

7.	Please state your current annual debt service payment obligations. Response: The Company has stated its current annual debt service payment obligations, beginning on page 18.

8.	Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, please disclose the terms you do not meet and potential consequences.

Response: The Company confirms that it believes it is in compliance with all of the terms of its outstanding debt and required ratios.

Increases in interest rates may increase our debt service obligations….

9.	Please indicate how much your interest expense will increase for each 1% increase in interest rates. Response: The Company's has revised the section, beginning on page 19, as requested.

Use of Proceeds, page 20

10.	Please revise your disclosure in this section to state the interest rate and maturity of the indebtedness repaid with the proceeds of the September 2004 offering of the notes being exchanged. See Instruction 4 to Item 504 of Regulation S-K.

Response: The Company has revised its disclosure in this section, beginning on page 21, to include information regarding the payment terms of the indebtedness that was repaid with the proceeds of the Notes.

11.	We note your disclosure that you have used and intend to continue to use proceeds from the September 2004 and November 2004 offerings for acquisitions. Please provide the information required by Instruction 6 to Item 504 of Regulation S-K. Identify any businesses acquired or if these identities are not known, the nature of the business(es) to be sought and the status of any negotiations with respect to a material acquisition. Otherwise, please confirm to us that you have complied with Instruction 6.

Response: At this time, the Company has not specifically identified any potential acquisitions for which such proceeds would be used. Accordingly, the Company does not believe that any such information is required at this time. The Company confirms that it has complied with Instruction 6 to Item 504 of Regulation S-K.

The Exchange Offer, page 103
Expiration Date; Extensions; Amendments

12.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response: The Company has revised its disclosure, beginning on page 118], to delete any references to oral notice of an extension. Notice of any extension will be given by press release or otherwise in writing.

13.	You reserve the right to delay acceptance of any tendered notes. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company has revised its disclosure, beginning on page 118, to clarify that it will only delay acceptance of any tendered Notes in connection with an extension of the Exchange Offer. Any such delay will be consistent with Rule 14(e)-1.

14.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company has revised its disclosure, beginning on page 118, to make clear that if there is a material change in the exchange offer (including the waiver of a material condition), the offer period will be extended, as necessary.

Conditions to the Exchange Offer

15.	Please revise the first sentence of this section to indicate that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to expiration of the offer, not merely before acceptance of the outstanding notes for exchange.

Response: The Company has revised this section of the prospectus to include the statement requested by the Staff.

16.	Please revise your statement in the third paragraph of this section stating that you will return any improperly tendered notes "as soon as practicable following expiration or termination of the exchange offer." Please note that Rule 14e-1(c) requires that you issue the exchange notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response: The Company has revised this paragraph beginning on page 119, to make clear that improperly tendered notes will be returned "promptly."

Description of Exchange Notes, page 113
Events of Default, Notice and Waiver

17.	We note your statement that a cross-default on your other debt could constitute an event of default under the indenture. Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Response: The Company has discussed this risk under a new risk factor subheading, beginning on page 13. The new risk factor includes a summary of the most restrictive financial covenants applicable to the Company under the terms of its outstanding indebtedness.

Exchange Agent

18.	Please revise to complete the missing information in this section. Response: The Company has revised this section, beginning on page 125, to include the relevant information for the Exchange Agent.

Legal Matters

19.	Please state that Stroock & Stroock & Lavan has passed on the enforceability of the company's obligations under the exchange notes.

Response: The Company has revised this section on page 154 as requested.

Available Information

20.	Please delete reference to the regional public reference facilities formerly maintained by the SEC in New York and Chicago. Response: The Company has deleted these out-of-date references on page 156.

Part II
Undertakings

21.	Provide the undertakings listed in Item 512(a) of Regulation S-K, as required by paragraph (a)(3) to Rule 415 of Regulation C.

Response: The undertakings contained in Item 22 have been revised to include all the undertakings required by Item 512(a) of Regulation S-K.

Exhibits
Letter of Transmittal

22.	Delete language in the letter of transmittal requiring the note holder to acknowledge or certify that he has "read," "understands," or "recognizes" all of the terms of the exchange offer.

Response: The Company has revised the language in the letter of transmittal accordingly.

          We would appreciate the Staff's prompt review of the Company's Amendment No. 1. Once you have had an opportunity to review the amended filing and this response letter, please contact the undersigned at (212) 806-5509 with any questions or comments.

Very truly yours, /s/ Jeffrey S. Lowenthal Jeffrey S. Lowenthal

cc:	James F. Walsh Arthur L. Burns, Esq. Interpool, Inc.